                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                     (INFORMATION PURSUANT TO RULE 13D-101)

                            ------------------------

                                 CMP MEDIA INC.
                           (NAME AND SUBJECT COMPANY)

                             MFW ACQUISITION CORP.

                         MFW ACQUISITION HOLDINGS CORP.
                                   (BIDDERS)

                            ------------------------

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (TITLE AND CLASS OF SECURITIES

                                   125891101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             ANNE W. GURNSEY, ESQ.
                            UNITED NEWS & MEDIA INC.
                        32 UNION SQUARE EAST, 5TH FLOOR
                               NEW YORK, NY 10003

                                 (212) 358-6570

                            ------------------------

                                    COPY TO:

                             JAMES E. ABBOTT, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
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                                          May 7, 1999

    This statement amends and supplements the combined Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 6, 1999 (collectively, the "Schedule 14D-1 & Schedule 13D"), by MFW Acquisition Holdings Corp., a Delaware corporation ("Parent"), and MFW Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), in connection with the offer to purchase all the outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Shares"), and all the outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of CMP Media Inc., a Delaware corporation (the "Company"), at $39.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1999 and in the related Letter of Transmittal.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

    Item 11 is hereby amended by replacing in its entirety the following exhibit.

        (a)(2) Letter of Transmittal

                                   SIGNATURE

    After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
May 7, 1999

                                MFW ACQUISITION CORP.
                                By:  /s/ DONALD PAZOUR
                                     -----------------------------------------
                                                Name: Donald Pazour
                                           Title: CHIEF EXECUTIVE OFFICER

                                MFW ACQUISITION HOLDINGS CORP.
                                By:  /s/ DONALD PAZOUR
                                     -----------------------------------------
                                                Name: Donald Pazour
                                           Title: CHIEF EXECUTIVE OFFICER
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                                                                                                    PAGE NO. IN
 EXHIBIT                                                                                           SEQUENTIALLY
   NO.                                            TITLE                                          NUMBERED SCHEDULE
---------  -----------------------------------------------------------------------------------  -------------------
  *(a)(1)  Offer to Purchase, dated May 6, 1999...............................................

   (a)(2)  Letter of Transmittal..............................................................

  *(a)(3)  Notice of Guaranteed Delivery......................................................

  *(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees...

  *(a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           to their Clients...................................................................

  *(a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9................................................................................

  *(a)(7)  Press release, dated April 29, 1999................................................

  *(a)(8)  Summary advertisement dated May 6, 1999............................................

     *(b)  Letter Agreement dated April 29, 1999 between Lloyds Bank Plc and United News &
           Media plc..........................................................................

  *(c)(1)  Agreement and Plan of Merger, dated as of April 28, 1999, among United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc.........

  *(c)(2)  Tender and Voting Agreement dated as of April 28, 1999 among MFW Acquisition Corp.
           and certain shareholders of CMP Media, Inc.........................................
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*   Previously filed.